SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, April 24 , 2007
Embratel Participações S.A. (Embratel Participações or Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 39.9 percent of Net Serviços S.A. (“Net”).

(All financial figures are in Reais and based on consolidated financial statements of Embrapar)

Index:

1. Highlights
2. Net revenues
3. Domestic long distance
4. International long distance
5. Data communications
6. Local services
7. Costs and expenses
•  Cost of services and goods sold
•  Selling expenses
•  G&A expenses
•  Other operating income and expense
8. EBITDA, EBIT and net income
9. Financial position
10. Capex

1. Highlights

•  In the first quarter, net revenues rose 3.8 percent year-over-year totaling R$2,115 million.
•  Telco ratio dropped to 38.7 percent in the first quarter of 2007 compared with 41.3 percent in the first quarter of 2006, and cost of services and goods sold decreased 2.0 percent quarter-over-quarter.
•  EBITDA was R$535 million in the first quarter, an increase of 12.9 percent compared with the fourth quarter of 2006 of R$474 million (this amount is calculated excluding the non recurring items).
•  Operating income (EBIT) was R$230 million in the first quarter.
•  Total net income in the first quarter was R$132 million.
•  At March 31, 2007, net debt totaled R$1,870 million.
•  Total capital expenditures in the first quarter of 2007 were R$218 million.

Exhibit 1	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Net revenues	2,036.9	2,081.8	2,114.9	3.8%	1.6%
EBITDA	527.7	153.5	534.9	1.4%	248.5%
EBITDA margin	25.9%	7.4%	25.3%	-0.6 pp	17.9 pp
Operating income (EBIT)	240.8	(61.9)	229.7	-4.6%	na
EBIT margin	11.8%	-3.0%	10.9%	-1.0 pp	13.8 pp
Net income/(loss)	127.9	170.5	131.8	3.0%	-22.7%
Earnings/(losses) per 1000 shares (R$)	0.13	0.17	0.13	2.9%	-22.7%

End of period shares outstanding (1000)	987,723,787	988,758,654	988,758,654	0.1%	0.0%

pp - percentage point; na - not applicable

2. Net Revenues

In the first quarter of 2007, total net revenues were R$2,115 million, an increase of 3.8 percent (R$78 million) compared with the first quarter of 2006. The increase in revenues resulted mainly from a 36.6 percent (R$75 million) increase in local revenues. Long distance voice revenues currently represent 55.3 percent of total revenues compared with 59.0 percent a year ago.

Compared with the fourth quarter of 2006, total net revenues rose 1.6 percent (R$33 million) driven by 18.6 percent (R$44 million) increase in local revenues. Data communications were flat compared with the fourth quarter 2006.

3. Domestic Long Distance

Exhibit 2	1Q06	4Q06	1Q07	% Var	% Var
				YoY	QoQ

Domestic long distance revenue (R$ million)	1,055.8	1,067.1	1,041.2	-1.4%	-2.4%
Domestic long distance traffic (million minutes)	3,442.4	3,900.8	3,572.2	3.8%	-8.4%

In the first quarter of 2007, domestic long distance traffic totaled 3,572 million minutes, a gain of 3.8 percent compared with the first quarter of 2006. Compared with the fourth quarter of 2006, domestic long distance traffic decreased 8.4 percent.

Domestic long distance revenues were R$1,041 million, a 1.4 percent (R$15 million) decrease compared with the first quarter of 2006. The decline in wholesale traffic accounted for most of the decrease, partially offset by growth in corporate advanced voice services. Compared with the fourth quarter of 2006, domestic long distance revenues presented a 2.4 percent (R$ 26 million) decrease mainly due to the impact of the summer season.

4. International Long Distance

Exhibit 3	1Q06	4Q06	1Q07	% Var	% Var
				YoY	QoQ

International long distance revenue (R$ million)	146.1	123.3	128.0	-12.4%	3.8%
International long distance traffic (million minutes)	508.5	501.8	483.4	-4.9%	-3.7%

International long distance traffic totaled 483 million minutes, down 4.9 percent compared with the year-ago quarter. Compared with the fourth quarter of 2006, international long distance traffic decreased 3.7 percent.

Year-over-year, first quarter international long distance revenues fell 12.4 percent (R$18 million) to R$128 million due to the decline in outbound traffic. Compared with the fourth quarter of 2006, international long distance revenues increased 3.8 percent (R$5 million) mainly due to increases in mobile originated calls and income revenues.

5. Data Communications

Exhibit 4	1Q06	4Q06	1Q07	% Var	% Var
Thousands				YoY	QoQ

64 Kbps line equivalents (*)	1,788.9	2,243.9	2,313.4	29.3%	3.1%

(*) Include internet ports and data circuits

In the first quarter of 2007, 69 thousand 64kbits line equivalents were added. At the end of March 2007, Embratel had 2,313 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 29.3 percent.

Exhibit 5	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Net data communications	553.6	569.8	568.2	2.6%	-0.3%

Embratel's first quarter data communications revenues were R$568 million, a year-over-year increase of 2.6 percent (R$15 million). The main reasons for this growth were the increases in Primesys and Internet services revenues.

6. Local Services

Exhibit 6	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Local services	206.3	237.7	281.8	36.6%	18.6%

Revenues from local services rose 36.6 percent to R$282 million compared with last year’s first quarter primarily due to increases in the corporate and residential markets. Handset sales also contributed to this growth. Compared with the fourth quarter of 2006, local revenues rose 18.6 percent (R$44 million).

Livre (former Vésper local service) increased its customer base to 1,017 thousand subscribers, reflecting a quarter over quarter increase of 8.2 percent.

Net Fone via Embratel connected subscriber base ended the first quarter with 257 thousand 4 hundred subscribers, an increase of 41.5 percent compared with the fourth quarter of 2006.

7. Cost and Expenses

Exhibit 7	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Net revenues	2,036.9	2,081.8	2,114.9	3.8%	1.6%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,094.6)	(1,101.0)	(1,078.9)	-1.4%	-2.0%
Selling expenses	(276.7)	(340.8)	(323.1)	16.8%	-5.2%
G&A expenses	(161.7)	(162.6)	(156.6)	-3.2%	-3.7%
Other operating income/(expense)	23.7	(323.9)	(21.5)	na	-93.4%

EBITDA	527.7	153.5	534.9	1.4%	248.5%
EBITDA margin	25.9%	7.4%	25.3%	-0.6 pp	17.9 pp
Equity Income/Loss	(17.1)	66.1	(23.1)	0.4	nm
Depreciation and amortization	(269.8)	(281.5)	(282.1)	4.6%	0.2%
Operating income (EBIT)	240.8	(61.9)	229.7	-4.6%	na

Financial income, monetary and exchange variation	32.9	626.3	31.5	-4.1%	-95.0%
Financial expense, monetary and exchange variation	(49.9)	(382.0)	(37.6)	-24.7%	-90.2%
Other non-operating income/(expense)	(6.7)	106.6	0.3	nm	-99.7%
Net income/(loss) before tax and minority interest	217.1	288.9	223.9	3.2%	-22.5%
Income tax and social contribution	(75.1)	(105.2)	(82.5)	9.8%	-21.6%
Minority interest	(14.0)	(13.2)	(9.6)	-31.1%	-26.8%
Net income/(loss)	127.9	170.5	131.8	3.0%	-22.7%

pp - percentage point; na - not applicable

Cost of Services and Goods Sold

Cost of services and goods sold were R$1,079 million, a decrease of 1.4 percent (R$16 million) compared with the first quarter of 2006. Telco ratio dropped to 38.7 percent of net revenues compared with 41.3 percent in the first quarter of 2006, mainly due to local interconnection and the time modulation regulatory decrease.

Compared with the fourth quarter of 2006, cost of services and goods sold also declined by 2.0 percent (R$ 22 million) due to the reduction in third-party services and other expenses.

Selling Expenses

Selling expenses were R$323 million in the first quarter of 2007, an increase of 16.8 percent compared with the first quarter 2006, mainly due to the allowance for doubtful accounts. Compared with the fourth quarter of 2006, selling expenses dropped as a percentage of net revenues mainly due to the decrease in third-party services, which declined 15.8 percent.

General and Administrative Expenses

General & administrative expenses were R$157 million, decreasing 3.2 percent compared with the first quarter of 2006, mainly due to the reduction in third-party services expenses.

Compared with the fourth quarter of 2006, general and administrative expenses declined 3.7 percent mainly due to the decrease in taxe expenses.

Other Operating Income and Expense, net

In the first quarter of 2007, other operating expense was R$22 million, a –1.0 percent of net revenues.

8. EBITDA, EBIT and Net Income

In the first quarter of 2007, EBITDA reached R$535 million, an increase of 1.4 percent (R$7 million) compared to the first quarter of 2006 and of 249 percent (R$381 million) compared with the fourth quarter of 2006, respectively. The EBITDA margin reached 25.3 percent, an increase of 7.4 percent quarter-over-quarter.

Operating income (EBIT) was R$230 million in the first quarter, declining 4.6 percent compared with the first quarter of 2006. Compared with the fourth quarter of 2006, EBIT rose more than three times due to non-recurring contingency items registered in the fourth quarter of 2006.

Net income was R$132 million in the first quarter of 2007 a year-over-year increase of 3.0 percent.

9. Financial Position

Exhibit 8	Dec 31, 2006				Mar 31, 2007

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	357.8	46.5%	75.37% CDI	up to 1.0 year	768.7	98.0%	61.11% CDI	up to 1.0 year
Unhedged short term debt	411.6	53.5%	US$ + 6.25%	up to 1.0 year	15.8	2.0%	US$ + 6.07%	up to 1.0 year
Total short term debt	769.4	29.0%			784.4	29.8%

Hedged and reais long term debt	203.4	10.8%	69.67% CDI	up to 7.0 years	589.4	31.9%	54.85% CDI	up to 6.8 years
Unhedged long term debt	1,678.8	89.2%	US$ + 7.50%	up to 6.4 years	1,260.0	68.1%	US$ + 6.40%	up to 6.2 years
Total long term debt	1,882.2	71.0%			1,849.4	70.2%

Hedged and reais total debt	561.2	21.2%	73.31% CDI	up to 7.0 years	1,358.0	51.6%	58.40% CDI	up to 6.8 years
Unhedged total debt	2,090.4	78.8%	US$ + 7.25%	up to 6.4 years	1,275.7	48.4%	US$ + 6.40%	up to 6.2 years
Total debt	2,651.6	100.0%	US$ + 5.73%	up to 7.0 years	2,633.8	100.0%	US$ + 3.39%	up to 6.8 years

At March 31, the cash position was R$764 million. Embratel ended the quarter with a total outstanding debt of R$2,634 million and net debt of R$1,870 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$784 million.

10. Capex

Exhibit 9	1Q07%
R$ million

Access, Infrastructure and Local Services	70.5	32.4%
Network Infrastructure	59.3	27.2%
Data and Internet Service	54.6	25.0%
Star One	15.7	7.2%
Other investments	17.8	8.2%

Total Capex	217.9	100.0%

Total capital expenditures in the first quarter of 2007 were R$218 million.

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls

Telmex do Brasil, a corporate business telecommunications provider and has a 39.9 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### (Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10	Quarter ending						%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Mar 31, 06%		Dec 31, 06%		Mar 31, 07%		YoY	QoQ
R$ millions

Revenues
Gross revenues	2,789.0		2,836.7		2,874.0		3.0%	1.3%
Taxes & other deductions	(752.0)		(754.9)		(759.1)		0.9%	0.5%
Net revenues	2,036.9	100.0%	2,081.8	100.0%	2,114.9	100.0%	3.8%	1.6%
Net voice revenues	1,201.9	59.0%	1,190.4	57.2%	1,169.2	55.3%	-2.7%	-1.8%
Domestic long distance	1,055.8	51.8%	1,067.1	51.3%	1,041.2	49.2%	-1.4%	-2.4%
International long distance	146.1	7.2%	123.3	5.9%	128.0	6.1%	-12.4%	3.8%
Net data communications	553.6	27.2%	569.8	27.4%	568.2	26.9%	2.6%	-0.3%
Data & internet	489.2	24.0%	513.3	24.7%	514.5	24.3%	5.2%	0.2%
Wholesale	64.5	3.2%	56.5	2.7%	53.7	2.5%	-16.7%	-4.9%
Local services	206.3	10.1%	237.7	11.4%	281.8	13.3%	36.6%	18.6%
Other services	75.1	3.7%	83.9	4.0%	95.7	4.5%	27.5%	14.0%

Net revenues	2,036.9	100.0%	2,081.8	100.0%	2,114.9	100.0%	3.8%	1.6%
Cost of services and goods sold	(1,094.6)	-53.7%	(1,101.0)	-52.9%	(1,078.9)	-51.0%	-1.4%	-2.0%

Interconnection & facilities	(841.9)	-41.3%	(822.1)	-39.5%	(818.6)	-38.7%	-2.8%	-0.4%
Personnel	(69.5)	-3.4%	(71.6)	-3.4%	(71.1)	-3.4%	2.3%	-0.6%
Third-party services	(80.9)	-4.0%	(95.3)	-4.6%	(83.0)	-3.9%	2.7%	-12.8%
Other	(102.3)	-5.0%	(112.1)	-5.4%	(106.1)	-5.0%	3.8%	-5.3%
Selling expenses	(276.7)	-13.6%	(340.8)	-16.4%	(323.1)	-15.3%	16.8%	-5.2%

Personnel	(66.1)	-3.2%	(75.7)	-3.6%	(75.9)	-3.6%	14.7%	0.3%
Third-party services	(103.8)	-5.1%	(129.0)	-6.2%	(108.6)	-5.1%	4.6%	-15.8%
Allowance for doubtful accounts	(105.1)	-5.2%	(133.8)	-6.4%	(137.3)	-6.5%	30.6%	2.6%
Other	(1.6)	-0.1%	(2.2)	-0.1%	(1.4)	-0.1%	-13.8%	-38.6%
G&A expenses	(161.7)	-7.9%	(162.6)	-7.8%	(156.6)	-7.4%	-3.2%	-3.7%

Personnel	(36.7)	-1.8%	(43.5)	-2.1%	(39.5)	-1.9%	7.6%	-9.2%
Employee profit sharing	(14.7)	-0.7%	(9.3)	-0.4%	(15.1)	-0.7%	2.6%	62.8%
Third-party services	(88.1)	-4.3%	(84.6)	-4.1%	(82.2)	-3.9%	-6.7%	-2.9%
Taxes	(9.7)	-0.5%	(14.6)	-0.7%	(9.7)	-0.5%	0.4%	-33.3%
Other	(12.5)	-0.6%	(10.7)	-0.5%	(10.0)	-0.5%	-19.7%	-5.9%
Other operating income/(expense)	23.7	1.2%	(323.9)	-15.6%	(21.5)	-1.0%	na	-93.4%
EBITDA	527.7	25.9%	153.5	7.4%	534.9	25.3%	1.4%	248.5%
Equity Income/Loss	(17.1)	-0.8%	66.1	3.2%	(23.1)	-1.1%	35.2%	nm
Depreciation and amortization	(269.8)	-13.2%	(281.5)	-13.5%	(282.1)	-13.3%	4.6%	0.2%
Operating income (EBIT)	240.8	11.8%	(61.9)	-3.0%	229.7	10.9%	-4.6%	na
Financial income, monetary and exchange variation	32.9	1.6%	626.3	30.1%	31.5	1.5%	-4.1%	-95.0%

Financial income	42.1	2.1%	443.2	21.3%	35.9	1.7%	-14.6%	-91.9%
Monetary and exchange variation (income)	(9.2)	-0.5%	183.1	8.8%	(4.4)	-0.2%	-52.3%	na
Financial expense, monetary and exchange variation	(49.9)	-2.5%	(382.0)	-18.4%	(37.6)	-1.8%	-24.7%	-90.2%

Financial expense	(45.7)	-2.2%	(68.0)	-3.3%	(63.0)	-3.0%	37.9%	-7.5%
Monetary and exchange variation (expense)	(4.3)	-0.2%	(314.0)	-15.1%	25.4	1.2%	nm	nm
Other non-operating income/(expense)	(6.7)	-0.3%	106.6	5.1%	0.3	0.0%	nm	-99.7%
Net income/(loss) before tax and minority interest	217.1	10.7%	288.9	13.9%	223.9	10.6%	3.2%	-22.5%

Income tax and social contribution	(75.1)	-3.7%	(105.2)	-5.1%	(82.5)	-3.9%	9.8%	-21.6%
Minority interest	(14.0)	-0.7%	(13.2)	-0.6%	(9.6)	-0.5%	-31.1%	-26.8%
Net income/(loss)	127.9	6.3%	170.5	8.2%	131.8	6.2%	3.0%	-22.7%

End of period shares outstanding (billions)	987.7		988.8		988.8
Earnings/(losses) per 1000 shares (R$)	0.13		0.17		0.13

pp - percentage point; na - not applicable

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Mar 31, 06	Dec 31, 06	Mar 31, 07
R$ million

Assets
Cash and cash equivalents and short-term investments	570.7	637.2	764.3
Accounts receivable	1,640.2	1,944.5	1,818.1
Inventories	12.7	12.0	8.7
Deferred and recoverable taxes (current)	431.6	495.3	411.6
Other current assets	196.9	209.5	194.6
Current assets	2,852.0	3,298.4	3,197.3
Deferred and recoverable taxes	1,072.3	1,632.8	1,656.9
Legal deposits	96.4	105.9	109.9
Other non-current assets	52.3	67.1	98.4
Long-term assets	1,221.0	1,805.8	1,865.2
Investments	908.7	1,399.2	1,404.4
Property, plant & equipment	6,846.3	7,242.9	7,205.5
Intangibles	453.5	370.9	339.3
Deferred fixed assets	131.1	109.7	99.6
Permanent assets	8,339.7	9,122.7	9,048.9
Noncurrent assets	9,560.6	10,928.5	10,914.1
Total assets	12,412.6	14,226.9	14,111.5

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	310.4	769.4	784.4
Accounts payable and accrued expenses	841.0	1,099.7	962.2
Taxes and contributions (current)	524.3	619.7	640.5
Dividends	177.4	161.1	161.1
Personnel, charges and social benefits	66.9	69.6	77.9
Employee profit sharing provision	16.9	50.9	12.0
Provision for contingencies	621.8	1,238.2	1,187.9
Actuarial liabilities - Telos	44.2	40.5	37.7
Other current liabilities	122.8	105.0	84.2
Current liabilities	2,725.5	4,154.2	3,947.9
Long term debt	1,324.4	1,882.2	1,849.4
Actuarial liabilities - Telos	398.1	406.4	413.1
Taxes and contributions	28.6	43.3	43.1
Other non-current liabilities	36.2	18.5	17.0
Non-current liabilities	1,787.3	2,350.5	2,322.6
Deferred income	185.6	188.0	185.2
Minority interest position	220.8	203.4	193.1
Paid-in capital	5,074.9	5,074.9	5,074.9
Income reserves	2,302.2	2,255.9	2,255.9
Treasury stock	(11.7)	-	-
Retained earnings	127.8	-	131.8
Shareholders' equity	7,493.3	7,330.9	7,462.7
Total liabilities and shareholders' equity	12,412.6	14,226.9	14,111.5

Total borrowed funds	1,634.8	2,651.6	2,633.8
Net debt	1,064.1	2,014.4	1,869.5
Net debt / Shareholder`s equity	0.14	0.27	0.25

Total debt / Trailing EBITDA (last 4 quarters)	0.9	2.3	2.3
Net debt / Trailing EBITDA (last 4 quarters)	0.6	1.7	1.6
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	6.3	4.9	4.6
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	12.8	nm	nm

Exhibit 12	Quarter ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	4Q06	1Q07
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	170,5	131,8
Depreciation/amortization	281,5	282,1
Exchange and monetary (gains)/losses	(37,6)	(105,2)
Swap hedge effects	23,9	39,3
Minority Interest - cash flow	13,2	9,6
Loss/(gain) on permanent asset disposal	3,2	7,0
Equity Income/loss	(66,1)	23,1
Other operating activities	(1,5)	-
Changes in current and noncurrent assets and liabilities	(262,6)	(28,2)
Net cash provided by operating activities	124,5	359,5

Cash flow from investing activities
Additions to investments/goodwill	(131,5)	(28,3)
Additions to property, plant and equipment	(402,2)	(217,9)
Net cash used in investing activities	(533,7)	(246,2)

Cash flow from financing activities
Loans obtained and repaid	409,9	43,5
Swap hedge settlement	(19,2)	(9,7)
Dividends and interest on capital paid	(36,2)	-
Capital increase/decrease	-	(20,0)
Other financing activities	5,7	-
Net cash used in financing activities	360,2	13,8

Increase in cash and cash equivalents	(48,9)	127,1
Cash and cash equivalents at beginning of period	686,1	637,2

Cash and cash equivalents at end of period	637,2	764,3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.